FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s script for the extraordinary conference call held on October 13, 2010 regarding the acquisition of Wavestream Corporation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 25, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Extraordinary CONFERENCE CALL SCRIPT - Gilat Satellite Networks
October  2010

Tom Watts
Good morning, everyone, and welcome to this special conference call to discuss Gilat's announcement that it has reached an agreement to acquire Wavestream Corporation.

A press release announcing the transaction was issued earlier this morning and is now available on our web site.

A recording of the call will be available beginning at approximately 2:00 p.m. Eastern Time October 13, 2010 until 12:00 p.m. Eastern Time October 20, 2010.. Our press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer.  Amiram please go ahead.

Amiram

Thank you Tom, and good morning to everyone.

We are excited to announce that we have signed a definitive agreement to acquire Wavestream Corporation.

In this conference call, I will give a short overview of Wavestream, discuss its market, explain the rationale for the acquisition and then Ari will give financial details of the transaction and the company. We will then open the call for questions.

We have just announced that we have signed a definitive agreement to acquire Wavestream Corporation for approximately $130 million and an earn out of up to $7 million.

Wavestream is a privately held company, with approximately 160 employees, mostly located in San Dimas California. Wavestream is profitable, and growing in sales. Most of its sales are in the defense sector, though it is selling also to the commercial sector.

Wavestream designs, manufactures and sells high power solid state amplifiers, or SSPA’s and Block Up Converters, or BUC’s. Wavestream’s family of Ka, Ku, X and C-band SSPAs and BUCs provide systems integrators with field-proven, high performance RF solutions. These are designed for military satellite communication or MILSATCOM systems worldwide, and are also used by commercial satellite communications, such as in the broadcast and maritime sectors.

For those of you less familiar with SSPA technology, I will give a short explanation what is this.

There are today two main technologies for power amplifiers in satellite communications – Solid State Power Amplifier which are based on transistors and Traveling Wave Tube Amplifier, called TWTA, which are based on vacuum tubes. TWTA technology is quite old, from the days of World War II. This technology is most effective for high power transmissions, such as for broadcast services. Just so you have an idea of what I mean when I say high power, the TV broadcast industry typically uses amplifiers of 200 Watts to 800 Watts in power. Solid State Power Amplifier technology is more modern, and usually used for lower power transmissions, such as in most VSATs. These are typically less than 20 Watts in power. Standard SSPA technology becomes less efficient with each increase in power, because of the way the output power is combined.

Wavestream has developed a novel way to sum up the signals, in such a way that SSPA is still relatively efficient for high power transmissions. The developments are based on two specific technologies, one called Deck and the other called Grid. We won’t get into the technical details in this call, but suffice it to say that with these, Wavestream can provide high power SSPAs that are tens or even hundreds of Watts in power, and still be fairly efficient and compact in size and weight.

SSPA technology is preferred for various applications, for example mobile and transportable satellite communications. For these, the small size, weight and power of the SSPA is a significant advantage, and hence the preferred technology where possible. Wavestream has been able to provide many of its amplifiers for these applications, the majority of which are military terminals.

I have not mentioned the frequencies that the amplifiers operate, but this too is an important consideration. There are four main bands used in geosynchronous satellite communication – C which is the lowest in frequency. X-band is higher in frequency and is mostly used for military applications. Higher up is Ku Band, which is often used in non-tropical regions. And highest in frequency is Ka, which has been used these past few years more and more because the lower bands are becoming congested.

Wavestream’s grid technology provides advantages compared to competing SSPAs in the higher frequencies. Many of the applications using Wavestream are high powered Ka Band terminals for military customers. Analysts estimate Ka Band to continue to grow for various applications, and Wavestream’s products are a good fit for the high power segment.

We believe that the high power satellite amplifier market is sizable and growing. It is estimated to be about 450 million dollars in 2009 and has grown by an average of about 15% annually from 2006 to 2009. Wavestream sells most of its equipment to the MILSATCOM market, which is estimated to be about a $4 billion market annually in the US alone.

We believe that our acquisition of Wavestream opens opportunities for us in large and relatively untapped markets from Gilat’s perspective. If you recall, part of our announced growth strategy is to enter the defense market, and specifically, to look for an entry to the US DOD market. This acquisition is a significant milestone in implementing this strategy. We expect to be able to leverage the relationships Wavestream has with both leading system integrators and with end users and provide them with Gilat’s products and solutions.

In addition, Wavestream’s business is synergetic with our recent acquisition of Raysat Antenna Systems (RAS). Every RAS antenna is coupled to a BUC and SSPA which may be provided by Wavestream. Both companies also sell via similar channels and to similar customers. This opens room for synergies in sales and marketing between Gilat and Wavestream.

Most recently, Wavestream has begun to make inroads to additional markets, such as commercial and military markets worldwide. We expect that Gilat’s leading position in the international markets will be synergetic and contribute to Wavestream’s expansion to these markets.

Last but not least, at Wavestream we have found a team of people that combines strong academic research capabilities with practical engineering and production know-how. Many of the veterans of this company, including two of the founders, are still working diligently and remain committed to the success of the company.

The company has a strong management team led by Cliff Cooke. The management and all the key employees have expressed their desire to stay on board and support the company and we are excited about adding this company as a business unit of Gilat.

As is usually the case in transactions of this nature, the closing of the definitive agreement remains subject to customary regulatory and other approvals, all of which we expect will be received by the end of the year.

That concludes my overview of the transaction. To explain the financial details of the Wavestream acquisition, I would like to turn the call over to Ari Krashin, Gilat’s CFO.

Speaker:                      Ari Krashin

Thank you Amiram.

For the acquisition of Wavestream, Gilat will pay approximately $130 million in cash and will include an earn-out over the next 12 months of up to $7 million. Upon closing, Wavestream is to be acquired without any cash or debt.

Wavestream’s revenues for 2010 are expected to be about $70M with an EBITDA margin of between 15% to 20%. According to our analysis, the acquisition will be accretive.

Prior to acquiring Wavestream, we have approximately $150 million in cash and only $25 million in debt. As such, Gilat is able to fund the cash payment for Wavestream without any additional financing.

As stated in the past, we place a priority on maintaining a stable balance sheet and we are continually evaluating alternative sources of low-cost financing, including borrowing against our headquarter facilities in Israel or arranging other types of corporate debt.  We believe these sources could generate as much as $60 million of available cash to the company, if needed.

Now I'd like to turn the call back to Amiram.
Amiram ?

Amiram

Thank you Ari.

To summarize our call, we are excited that we have signed a definitive agreement to acquire Wavestream Corporation.

Part of our growth strategy is to enter the Defense market, and specifically to look for an entry to the US DOD market. This acquisition is a significant milestone in implementing this strategy. The deal will also extend our core technologies, the range of solutions we offer and our customer base.

Wavestream has been growing these last two years and it is profitable. The transaction is expected to be immediately accretive to our profitability.

That concludes our review. We would now like to open the floor for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). James Breen, William Blair.

James Breen - William Blair & Company - Analyst

Thanks for taking the question. Could you just talk a little bit about potential synergies between this business, buying this business, and entering the defense industry from a services perspective? Clearly, these guys already have Rolodex in that industry and how will this further help you? Thanks.

Amiram Levinberg - Gilat Satellite Networks - Chairman of the Board and CEO

I would say the following. The synergy is predominately with the way that Spacenet Integrated Government Solutions is operating now. Currently, we are selling, with the help of SIGS, Spacenet Integrated Government Solutions, other technologies or other products to integrators like the technology of RaySat Antenna Systems and we can actually leverage from the current connections that Wavestream has with the integrators to offer them other technologies of ours like RAS, and vice versa. We can introduce them to integrators which they're not connected to at this point of time.

It is not so much related to the enterprise services that Spacenet is traditionally giving in the enterprise market. Does this answer your question?

James Breen - William Blair & Company - Analyst

It does. Thank you. And then just another quick follow-up. Are there synergies that you see at all on the cost side? Or is it basically a bolt-on to your existing business?

Amiram Levinberg - Gilat Satellite Networks - Chairman of the Board and CEO

Excuse me, could you say that again?

James Breen - William Blair & Company - Analyst

Are there cost synergies involved here from an operating expense standpoint? Or is there basically an add-on to your existing business, so mostly it's going to be from the top-line?

Amiram Levinberg - Gilat Satellite Networks - Chairman of the Board and CEO

Initially, mostly from the top-line. Even so, we see synergies in operations. When we looked at the way that Wavestream is doing their operations and their manufacturing, we think that we can use our acquisition of components and other elements in operation to make Wavestream more efficient.

But on the get-go, at least initially, we want to let them operate as a business unit, so we will very delicately try to help, but we're not going to do any major changes in the very first days.

James Breen - William Blair & Company - Analyst

Great. Thank you very much.

Operator

Chris Quilty, Raymond James.

 Chris Quilty - Raymond James & Associates - Analyst

I don't know if you've commented on this specifically, but what is the mix of Wavestream's government -- military versus commercial businesses? And how do you view the growth prospects for those two businesses?

Amiram Levinberg - Gilat Satellite Networks - Chairman of the Board and CEO

I don't think we have said that, but predominantly, they will be doing, on the DoD front, more than 80% of their revenues at this point of time. And when we look at the future growth, maybe it will become more toward international, generally speaking, just due to the fact that, currently, the Company has just started selling internationally.

Chris Quilty - Raymond James & Associates - Analyst

Okay. And do you also, when you look at the business and the way you valued it, there have been a couple of precedent transactions in the industry in the last year to two with Comtech's acquisition of Xicom, attempted acquisition of CPI; Teledyne buying Intellect. I think most of those acquisitions were done perhaps a couple of points below what your implied EV to EBITDA multiple is.

What do you think justifies the higher valuation premium? Or do you view it as being a higher multiple? I think the numbers you gave imply about a nine times EBITDA on (inaudible).

Amiram Levinberg - Gilat Satellite Networks - Chairman of the Board and CEO

Well, again, we didn't actually say they are great numbers. We don't want to reveal the exact numbers, as we don't really know them; we just have a focus for the year to be slightly lower than you have said. But I think that if you make the comparison, Wavestream is just a better company. That's the way we view that.

So we have definitely followed the other transactions you have mentioned. And I think we know the details fairly well, and Wavestream is a very good, fast-growing, I would say front-runner in terms of technology, and profitable company. So we thought that they're a very good company.

Chris Quilty - Raymond James & Associates - Analyst

Great. And final question for you -- when you look at some of the synergies of the two businesses, how natural of a cross-selling opportunity is it, both for you to sell -- or sorry, for you to pull their products into your international channel, and even for, again, pulling their products into your normal selling mechanism, given the fact that you've got a traditionally more of a commercial bent than they have with the military customers?

Amiram Levinberg - Gilat Satellite Networks - Chairman of the Board and CEO

It's a very fair question, Chris, but I would say the following -- Wavestream is a high-end product, and when we sell the regular VSAT networks, we don't use this kind of high power amplifiers.

Having said that, we have started selling into the defense and MOD markets internationally as well. And there, we see a very good fit between the product line and what we are trying to do. In addition to that, some of the products will fit some of the RaySat Antenna Systems products. As a matter of fact, RaySat Antenna Systems was using in the past Wavestream components to some extent. And in the future, we might do more of it.

Chris Quilty - Raymond James & Associates - Analyst

Okay. Very good. Thank you, gentlemen.

Operator

Gunther Karger, Discovery Group.

Gunther Karger - Discovery Group - Analyst

Two questions. Approximately how many employees are at the acquired company? And number two -- and the second question is, could you restate the financing plan? I didn't quite catch what was said. Thank you.

Amiram Levinberg - Gilat Satellite Networks - Chairman of the Board and CEO

Ari, you will pick up the financing and I'll just say with regards to the employees, the Company has about 160 employees. Most of them are in San Dimas, California and some of them in two offices in San Diego and in Singapore.

Ari, would you like to take the other one?

Ari Krashin - Gilat Satellite Networks - CFO

The finance figures we stated -- currently, we have sufficient cash to complete the deal without external financing. But as we mentioned, I mean, we probably are going to use this acquisition to leverage the situation and probably get some kind of financing from the banks Haven't decided yet if it's going to be a (inaudible) level or maybe on Gilat level, so we will see if we can get some debt in this regards.

And then the second source will probably be using our facilities headquarters in Israel. We have a building which has a high valuation. We probably can borrow against this building as well. The combination of those two elements probably will give us about $50 million of financing, hopefully, with a low interest rate debt.

Gunther Karger - Discovery Group - Analyst

Thank you.

Operator

Brian Gillespie, Perritt Capital Management.

Brian Gillespie - Perritt Capital Management - Analyst

You may have touched on this as well, but if you could talk a little bit about Wavestream's balance sheet -- are they in a net cash? Do they have debt? And so forth. If you could just comment on that, that would be great. Thanks.

Amiram Levinberg - Gilat Satellite Networks - Chairman of the Board and CEO

Ari?

Ari Krashin - Gilat Satellite Networks - CFO

Yes, the acquisition is cash-free and debt-free, so we are basically -- it's going to be without debt or cash at the date of the closing.

Brian Gillespie - Perritt Capital Management - Analyst

Okay. Thank you.

Operator

(Operator Instructions). There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statement, I'd like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-782-4291. In Israel, please call 03-925-5927. Internationally, please call 9-723-925-5927. Additionally, a replay of this call will be available on the Company's website, www.gilat.com.

Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg - Gilat Satellite Networks - Chairman of the Board and CEO

Thank you very much for joining us today, and I would just like to thank you and wish you a good afternoon and goodbye.